U.S. bancorp.
Investments, Inc.

Statement of
Financial Condition

December 31, 2021

With Report of Independent Registered Public Accounting Firm

The Company's audited Statement of Financial Condition as of December 31, 2021, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Investments, Inc., 60 Livingston Ave., St. Paul, MN 55107 or at the office of the Securities and Exchange Commission, Chicago, IL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-35359

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Bancorp Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Livingston Avenue
(No. and Street)

Saint Paul	Minnesota	55107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica S. McIntosh	314-418-8664	jessica.mcintosh@usbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1901 Sixth Ave., Suite 1200	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jessica S. McIntosh_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __U.S. Bancorp Investments, Inc._____ , as of __December 31_____ , 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMANDA R DAMAN
Notary Public - Notary Seal
State of Missouri
Commission Number 12391813
My Commission Expires Sep 6, 2024

Signature: _J. McIntosh_____

Title:
__Chief Financial Officer, SVP_____

_Amanda R Daman_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7470
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of U.S. Bancorp Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.
February 25, 2022

A member firm of Ernst & Young Global Limited

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2021

Assets

Cash	$	109,417
Cash segregated in compliance with federal regulations		78,174
Collateralized agreements:		
Securities borrowed		1,867,873
Securities purchased under agreements to resell		358,774
Receivables:		
Customers		32,381
Brokers, dealers, and clearing organizations		254,131
Affiliates		2,352
Securities owned, at fair value		2,102,259
Fixed assets, net of accumulated depreciation and amortization of $11,542		2,151
Goodwill		38,923
Other assets, net of allowance of $668		30,284
Total assets	$	4,876,719

Liabilities

Collateralized agreements:		
Securities sold under agreements to repurchase	$	1,024,401
Securities loaned		168,626
Payables:		
Customers		55,800
Brokers, dealers, and clearing organizations		176,664
Affiliates		7,488
Securities sold, but not yet purchased, at fair value		2,045,868
Accrued compensation and benefits		126,440
Other liabilities and accrued expenses		16,813
Total liabilities		3,622,100

Stockholder's equity

Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		1,019,628
Retained earnings		234,990
Total stockholder's equity		1,254,619
Total liabilities and stockholder's equity	$	4,876,719

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2021

1. Organization

U.S. Bancorp Investments, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

During 2021, factors affecting economic conditions, including the enactment of additional benefits from government stimulus programs and broad vaccine availability in the United States, contributed to economic improvement. However, economic uncertainty remains associated with supply chain concerns, rising inflationary concerns and additional virus variants. The Company has been actively monitoring COVID-19 and its resulting impacts, and in March 2020 invoked business continuity plans, including moving almost all staff to remote working arrangements. These response actions have been successful and were executed without service interruption or other adverse consequences for customers or other stakeholders. The Company will continue to adjust its operating model as appropriate in response to future economic and operating conditions resulting from the ongoing COVID-19 pandemic.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes.

See Note 4, "Cash and Cash Segregated in Compliance with Federal Regulations," for further information regarding cash balances.

Cash Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, securities purchased under agreements to resell, U.S. Treasury securities, and other qualified securities. During 2021, the Company used both cash and U.S. Treasury securities to support its Customer Reserve Formula.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements are typically major financial institutions that are dealers of U.S. government securities and corporate debt securities. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

See Note 5, "Netting Arrangements for Certain Financial Instruments," and Note 6, "Collateralized Securities Transactions," for further information regarding collateralized securities transactions.

Derivative Transactions

As part of the Company's bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement periods beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. Extended settlement trades for bond underwriting are accounted for on trade date as derivatives carried at fair value and are reported in the Statement of Financial Condition as receivables from, or payables to, brokers, dealers, and clearing organizations. At December 31, 2021, there were no material impacts from extended bond underwriting settlement trades outstanding.

Securities Owned and Securities Sold, but Not Yet Purchased

The Company's securities owned and securities sold, but not yet purchased, are recorded in the Statement of Financial Condition on a trade-date basis at fair value.

See Note 9, "Fair Value," for further information regarding securities owned and securities sold, but not yet purchased.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. At December 31, 2021, the gross carrying value of goodwill amounted to $38,923. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2021.

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a two-or three-year vesting period.

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the Statement of Financial Condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, and estimates the allowance based on historical loss rates. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 11, "Other Assets," for detail of other assets at December 31, 2021.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate tax payer. State current and deferred income taxes are recognized pursuant to the Company's tax sharing agreement. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

See Note 13, "Income Taxes," for further information regarding income taxes.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation charges are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent.

Credit Losses

The Company estimates expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's financial assets, measured on an amortized cost basis, are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of estimating credit losses. If the fair value of the collateral would be less than the amortized cost basis of the financial assets, the Company would establish an allowance for current expected credit losses for the unsecured balance.

2. Summary of Significant Accounting Policies (continued)

The Company's receivables from customers include margin loans and other trading receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at specified minimum levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company considers the credit quality of these loans, and the related need for an allowance, based on several factors, including 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral as a percentage of amount borrowed, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, if required, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors borrowers to validate risk in addition to monitoring customer activity.

The Company has no expectation of credit losses for margin loans where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

The Company enters into collateralized agreements including securities borrowed transactions and securities purchased under agreements to resell. In securities borrowed transactions, the Company is required to deliver cash to the lender in exchange for securities. Interest on such transactions is accrued and included in the Statement of Financial Condition in other assets. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. Securities purchased under agreement to resell are collateralized by securities with a market value in excess of the obligation under the contract which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations.

2. Summary of Significant Accounting Policies (continued)

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed and securities purchased under agreements to resell. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities purchased under agreements to resell transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these agreements by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company. In the event the counterparty to a transaction is unable to fulfill its contractual obligations and deliver securities as collateral the Company will recognize an allowance for current expected credit losses for the total unsecured balance. At December 31, 2021, there were no instances of credit exposure arising from the inability of the counterparty to deliver required collateral for securities borrowed or securities purchased under agreements to resell.

The Company grants loans to financial advisors in conjunction with a program established primarily to recruit certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayments if employees leave during the contractual service period. These loans generally amortize over a contractual service period of up to 3 years from the employee's start date. The unforgiven portion of the loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses based on historical loss rates. Balances are charged off against the allowance when management deems the amount to be uncollectible. At December 31, 2021, the Company has not recorded a material credit loss allowance on these assets.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The Company's receivables from brokers, dealers, and clearing organizations include amounts receivable from settlement date adjustments, investment banking receivables, securities failed to deliver receivable amounts, and cash deposits. The Company's trades cleared through a clearing organization are subsequently measured at fair value, and the financial result is settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. The investment banking receivables are short-term in nature and are generally received within 60 days of payment due date. Therefore, no allowance has been established for customer or other broker-dealer receivables. The Company has not experienced any historical losses related to these receivables.

See Note 7, "Receivables From and Payables To Customers," and Note 8, "Receivables From and Payables To Brokers, Dealers, and Clearing Organizations," for further information regarding these receivables.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Accounting Changes and Recently Issued Accounting Standards

Reference Interest Rate Transition

In March 2020, the Financial Accounting Standards Board issued accounting guidance, providing temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. Under the guidance, a company can elect not to apply certain modification accounting requirements to contracts affected by reference rate transition, if certain criteria are met. A company that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. This guidance also permits a company to elect various optional expedients that would allow it to continue applying hedge accounting for hedging relationships affected by reference rate transition, if certain criteria are met. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company is in process of evaluating and applying, as applicable, the optional expedients and exceptions in accounting for eligible contract modifications, eligible existing hedging relationships and new hedging relationships available through December 31, 2022. The adoption of this guidance has not had, and is expected to continue not to have, a material impact on the Company's Statement of Financial Condition.

4. Cash and Cash Segregated in Compliance with Federal Regulations

The following table provides a reconciliation of cash and cash segregated in compliance with federal regulations within the Statement of Financial Condition:

Cash held at USBNA	$	28,163
Cash held at non-affiliate bank		81,254
Cash segregated in compliance with federal regulations		78,174
Total cash and cash segregated in compliance with federal regulations	$	187,591

(Dollars in Thousands)

5. Netting Arrangements for Certain Financial Instruments

The following tables provide information on the Company's netting adjustments and items not offset in the Statement of Financial Condition but available for offset in the event of default at December 31, 2021:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Present in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments[(a)]	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral Received[(b)]	Net Amount
Securities purchased under agreements to resell	$ 358,774	$ –	$ 358,774	$ (248,960)	$ (109,814)	$ –
Securities borrowed	1,867,873	–	1,867,873	–	(1,818,313)	49,560
	$ 2,226,647	$ -	$ 2,226,647	$ (248,960)	$ (1,928,127)	$ 49,560

(a) For securities purchased under agreements to resell, this includes any securities sold under agreements to repurchase payables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the Statement of Financial Condition but serve as collateral in the event the counterparty defaults.

	Gross Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Present in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments[(a)]	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral Pledged[(b)]	Net Amount
Securities sold under agreement to repurchase	$ 1,024,401	$ –	$ 1,024,401	$ (248,960)	$ (775,291)	$ 150
Securities loaned	168,626	–	168,626	–	(167,094)	1,532
Total	$ 1,193,027	$ -	$ 1,193,027	$ (248,960)	$ (942,385)	$ 1,682

(a) For securities sold under agreements to repurchase, this includes any securities purchased under agreements to resell receivables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the Statement of Financial Condition but serve as collateral in the event the Company defaults.

(Dollars in Thousands)

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed, and margin agreements from clients with terms that permit it to repledge or resell the securities to others. At December 31, 2021, the fair market value of collateral received related to securities purchased under agreement to resell of $359,462, securities borrowed of $1,818,313, and client margin securities of $28,639 were available to the Company to utilize as collateral on various borrowings or for other purposes. Of the amounts previously described, the Company has transferred collateral of $2,160,539 to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The following table summarizes the maturities for securities sold under agreements to repurchase and securities loaned transactions by category of collateral pledged at December 31, 2021:

Collateral Pledged	**Continuous**
Securities sold under agreements to repurchase	
Corporate debt securities	$ 646,416
US Treasury securities	377,985
Total securities sold under agreements to repurchase	$ 1,024,401
Securities Loaned	
Corporate debt securities	$ 168,626
Total securities loaned	$ 168,626

(Dollars in Thousands)

7. Receivables From and Payables To Customers

Amounts receivable from customers include:		
Margin receivables	$	20,457
Other		11,924
Total receivables	$	32,381
Amounts payable to customers include:		
Customer credits	$	47,286
Other		8,514
Total payables	$	55,800

Receivables from customers include margin loan receivables. Customer securities held as collateral for margin loan receivables are not reflected in the Statement of Financial Condition. Margin loan receivables earn interest at floating interest rates. Payables to customers includes customer free credit balances.

8. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations include:		
Settlement date adjustments	$	158,018
Deposits with clearing organizations		47,790
Investment banking receivables		42,452
Retail brokerage receivables		5,001
Securities failed to deliver		222
Other receivables		648
Total receivables	$	254,131
Amounts payable to brokers, dealers, and clearing organizations include:		
Settlement date adjustments	$	149,850
Securities failed to receive		12,912
Investment banking payables		11,863
Other payables		2,039
Total payables	$	176,664

8. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations (continued)

The balances shown as receivables from and payables to brokers, dealers, and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal securities trading and borrowing activities as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

9. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

(Dollars in Thousands)

9. Fair Value (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets or liabilities at December 31, 2021.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2021:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned:				
Corporate debt securities	$ –	$ 1,836,592	$ –	$ 1,836,592
U.S. government securities	262,591	–	–	262,591
Municipal securities	–	2,923	–	2,923
Corporate equity securities	153	–	–	153
Total assets measured at fair value on a recurring basis	$ 262,744	$ 1,839,515	$ –	$ 2,102,259

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, but not yet purchased:				
Corporate debt securities	$ –	$ 1,837,131	$ –	$ 1,837,131
U.S. government securities	208,730	–	–	208,730
Corporate equity securities	7	–	–	7
Total liabilities measured at fair value on a recurring basis	$ 208,737	$ 1,837,131	$ –	$ 2,045,868

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fair Value (continued)

Securities borrowed/loaned, securities purchased under agreements to resell/securities sold under agreements to repurchase, receivables from/payables to brokers, dealers and clearing organizations, receivables from/payables to customers, receivables from/payables to affiliates, and other receivables are generally not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

10. Fixed Assets

At December 31, 2021, the Company's fixed assets were as follows:

Office equipment	$	10,658
Computer software		2,583
Leasehold improvements		452
Total fixed assets		13,693
Less accumulated depreciation and amortization		11,542
Fixed assets, net	$	2,151

11. Other Assets

At December 31, 2021, the Company's other assets were as follows:

Accrued interest receivable	$	14,370
Deferred employee cash advances, net of allowance of $668		7,677
State tax receivable		3,085
Prepaid expenses		2,791
Federal tax receivable		1,890
Federal deferred tax asset		296
Other receivables		175
Total other assets	$	30,284

(Dollars in Thousands)

12. Other Liabilities and Accrued Expenses

At December 31, 2021, the Company's other liabilities and accrued expenses were as follows:

Accrued interest payable	$	13,258
State deferred tax liability		1,635
Accounts payable		1,470
Other liabilities		450
Total other liabilities and accrued expenses	$	16,813

13. Income Taxes

At December 31, 2021, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax liability at December 31, 2021, were:

Deferred tax assets:		
Accrued compensation	$	21,450
Accrued expense		950
Gross deferred tax asset		22,400
Deferred tax liabilities:		
Accrued pension and retirement benefits		(14,627)
Goodwill and other intangible assets		(7,248)
State deferreds		(1,413)
Fixed assets		(350)
Other		(101)
Gross deferred tax liability		(23,739)
Net deferred tax liability	$	(1,339)

(Dollars in Thousands)

13. Income Taxes (continued)

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2021 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2014 are completed and resolved. The Company's tax returns for the years ended December 31, 2015, 2016, 2017, and 2018 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

14. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2021, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2021, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $2,000,000 unsecured promissory facility with the Parent to be used for discretionary working capital purposes. At December 31, 2021, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at the Parent's discretion.

The Company is not charged by the Parent or USBNA for any undrawn amounts associated with any of the above facilities.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

14. Borrowings (continued)

The Company also has the ability to borrow from the Bank of New York Mellon ("BNYM") on demand with Company-owned securities pledged as collateral. The rate of interest for this facility is quoted at the time of the borrowing at BNYM's discretion. At December 31, 2021, the Company had no outstanding borrowings on this facility.

15. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is periodically involved in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

15. Contingencies, Commitments, and Risks (continued)

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2021, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the Statement of Financial Condition.

16. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. Obligations thereunder can be either recorded directly as incurred or allocated to the Company from the Parent based upon a master services agreement.

At December 31, 2021, the Company had prepaid annual insurance premiums to affiliates of $533.

(Dollars in Thousands)

16. Transactions With Affiliates (continued)

At December 31, 2021, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	19,705
Securities sold, but not yet purchased, at fair value		33,849

In addition, the Company borrowed securities issued by affiliates from third parties of $33,334.

17. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

17. Employee Benefits and Stock-Based Compensation (continued)

Pension Plan

The Parent has two tax qualified noncontributory defined benefit pension plans: the U.S. Bank Pension Plan and the U.S. Bank Legacy Pension Plan. The two plans have substantively identical terms and provide benefits to substantially all of the Company's employees. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The Company reimburses USBNA for the pension plans upon a plan contribution. The amounts allocated to the Company are collected by the Parent for ultimate contribution to the plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active employees of the Company. The Parent also provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. There was no postretirement benefit expense allocated to the Company for the year ended December 31, 2021. The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan when charges are allocated.

(Dollars in Thousands)

17. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

18. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2021, net capital under SEC Rule 15c3-1 was $978,925 or 4,785 percent of aggregate debit balances and $978,516 in excess of the minimum required net capital.

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.